January 12, 2012

VIA EMAIL AND EDGAR

Ms. Mara Ransom, Assistant Director
Securities and Exchange Commission
Washington, D.C.

Re:	Universal Tech Corp.
Registration Statement on Form S-1
Filed December 29, 2011
File No. 333-177209

Dear Ms. Ransom,

Thank you for advising us that the Commission has no further comments to the registration statement (the “Registration Statement”) of Universal Tech Corp. (the “Company”). The Company hereby requests acceleration of the effective date of the Registration Statement to January 12, 2012 at 4:30 PM or as soon thereafter has practicable, and as part of this request acknowledges the following:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you need any additional information for purposes of this request, please contact our counsel, Carl M. Sherer, at (973)883-9181.

Very Truly Yours,

/s/ Avinoam Cohen

Avinoam Cohen
President, Chief Executive Officer, Treasurer and Director

Cc:	Mr. Scott Anderegg, Division of Corporation Finance
Carl M. Sherer, Esq.